MIDLAND LOAN SERVICES

Management's Assertion on Compliance with the Servicing

Standards Set Forth in the Servicing Policy for the Year Ended December 31, 2002

Report of Management

We, as members of management of Midland Loan Services, Inc. (MLS), an indirectly wholly owned subsidiary of The PNC Financial Services, Group, Inc. (PNC), are responsible for complying with its Servicing Policy based upon the minimum servicing standards as set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers except for commercial loan and multifamily servicing, minimum servicing standards V.4 and VI.1, which the Mortgage Bankers Association of America has interpreted as inapplicable to such servicing. We are also responsible for establishing and maintaining effective internal controls over compliance with these standards. We have performed an evaluation of MLS compliance with the Servicing Policy as of December 31, 2002, and for the year then ended. Based on this evaluation, we assert that during the year ended December 31, 2002, MLS complied, in all material respects, with the Servicing Policy.

As of and for this same period, PNC had in effect a fidelity bond in the amount of $300,000,000 and an errors and omissions policy in the amount of $75,000,000.

MIDLAND LOAN SERVICES, INC.

Steven W. Smith Vincent E Beckett

Steven W. Smith Vincent E Beckett

Executive Vice President Executive Vice President

February 19, 2003

A Member of the PNC Financial Services Group

10851 Mastin P.O.Box 25965 Shawnee Mission Kansas 66225 5965

www.midlandls.com 913 253 9000 T 913 253 9709 F